EXCLUSIVITY LETTER AGREEMENT

September 15, 2002

Mr. James Harrer
President and Chief Executive Officer
Starbase Corporation
4 Hutton Centre, Suite 800
Santa Ana, CA 92707

Re:    Exclusivity Agreement

Gentlemen:

Borland Software Corporation, a Delaware corporation (“Borland”), and Starbase Corporation, a Delaware corporation (“Starbase”), have been engaged in discussions concerning a possible business combination or other similar transaction involving Borland and Starbase (the “Transaction”).

As used in this letter agreement, the term “Representatives” means, as to any person, such person’s affiliates and its and their respective directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants) and controlling persons. As used in this letter agreement, the term “person” shall include, without limitation, any corporation, company, partnership, limited liability company, other entity, group or individual.

To induce Borland to continue discussions concerning the Transaction, Starbase agrees that it will negotiate exclusively with Borland with respect to the Transaction and, unless otherwise agreed to in writing by Borland, will not, and will cause its Representatives not to, directly or indirectly, except as required by law or regulation:

(1)  disclose to any person that discussions or negotiations may take or are taking place concerning a possible Transaction;

(2)  solicit, initiate or encourage the submission of any proposal or inquiry from any third party regarding: a potential business combination or merger with, sale of, acquisition of securities of, investment in, or any similar transaction with, Starbase or any of its subsidiaries; a sale of all or any substantial part of Starbase’s (including its subsidiaries’) stock or assets, as the case may be; a restructuring or recapitalization of Starbase or any of its subsidiaries; a license of all or a substantial part of Starbase’s intellectual property outside of the ordinary course of business; or an acquisition of stock or assets of any third party (collectively, a “Business Combination Proposal”);

(3)  recommend, propose, or enter into any agreement with respect to, a Business Combination Proposal; or

(4)  provide any non-public information regarding Starbase to any third party or engage in any negotiations or discussions in connection with any Business Combination Proposal,

in each case, prior to the earlier of (x) the execution of a definitive agreement by Borland and Starbase providing for the Transaction and (y) September 23, 2002. Starbase represents and warrants to Borland that it is not currently engaged in any discussions or negotiations with any third party concerning a Business Combination Proposal.

Starbase further agrees to promptly (within 24 hours) notify Borland orally and in writing of any contacts regarding any Business Combination Proposal with a third party on or after the date hereof, including the identity of the third party and the material terms of any such Business Combination Proposal (including type and amount of consideration), and will provide Borland with a copy of any written document received from a third party relating to a Business Combination Proposal.

Starbase agrees that Borland and its affiliates would be irreparably harmed by a breach of this letter agreement by Starbase or its Representatives, that monetary remedies would be inadequate to protect Borland against any actual or threatened breach of this letter agreement and, without prejudice to any other rights and remedies otherwise available to Borland, Starbase agrees to the granting of equitable relief, including injunctive relief and specific performance, in favor of Borland without proof of actual damages or the posting of any security bond. It is further understood and agreed that no failure or delay by Borland in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

If any provision of this letter agreement shall, for any reason, be adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment shall not affect, impair or invalidate the remainder of this letter agreement but shall be confined in its operation to the provision of this agreement directly involved in the controversy in which such judgment shall have been rendered.

This letter agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the principles of conflicts or choice of law thereof or of any other jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of California located in Santa Clara County in connection with disputes arising under this letter agreement. Each party hereby waives the right to plead or claim, and agrees not to plead or claim, that any action, suit or proceeding arising under this letter agreement that is brought in any such court has been brought in an inconvenient forum. Each party hereby irrevocably waives, and agrees not to assert, any right to a trial by jury in connection with disputes arising under this letter agreement.

Nothing contained herein shall be (i) construed as an offer by either party to enter into any transaction, or (ii) construed as imposing on either party any obligation to negotiate any agreement with respect to the Transaction or any other transaction or any amendment or modification to any existing agreement. Unless and until a definitive agreement with respect to the Transaction or any other transaction is finalized and properly executed, neither party shall have any legally binding obligation to the other (whether under this letter agreement or otherwise) to initiate and continue negotiations to reach such definitive agreement, and either party may discontinue negotiations to reach such definitive agreement at any time for any reason whatsoever without any liability to the other by reason of the execution of this letter agreement.

This letter agreement constitutes the entire agreement among the parties concerning the exclusivity arrangement for negotiations among the parties, and supercedes all prior or contemporaneous agreements, understandings and arrangements, written or oral, between the parties with respect to the subject matter hereof. No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon any party unless approved in writing by each party.

This letter agreement shall inure to the benefit of the parties hereto and their successors and permitted assigns. Any assignment of this letter agreement by any party without the prior written consent of the other parties shall be void.

This letter agreement may be executed in counterparts, each of which shall be deemed to be an original and shall constitute the same agreement.

If you are in agreement with the foregoing, please indicate your acceptance by signing below and returning an executed copy of this letter.

Very truly yours, BORLAND SOFTWARE CORPORATION

By:	/S/ FREDERICK A. BALL
Frederick A. Ball Executive Vice President and Chief Financial Officer

Acknowledged and agreed
this 17 day of September 2002

STARBASE CORPORATION

By:	/S/ JIM HARRER
Name: Jim Harrer Title: President/CEO